SEC File Number:811-4577
                                                        CUSIP Number:31420C704
                                                                     31420C803
                                                                     31420C886
                                   United States
                         Securities and Exchange Commission
                               Washington, D.C. 20549

                                    FORM 12b-25

                            Notification of Late Filing

(Check one):      __Form 10-K   __Form 20-F      __Form 11-K   __Form 10-Q
                  __Form 10-D   _X_Form N-SAR    ___Form N-CSR

            For Period Ended:  March 31, 2006

            __Transition Report on Form 10-K
            __Transition Report on Form 20-F
            __Transition Report on Form 11-K
            __Transition Report on Form 10-Q
            __Transition Report on Form N-SAR
            For the Transition Period Ended:
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Federated Income Securities Trust on behalf of Federated Fund for U.S. Government Securities
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Full Name of Registrant


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Former Name if Applicable

5800 Corporate Drive
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Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania  15237-7000
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City, State and Zip Code






PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            | (a) The reason described in reasonable detail in Part III of this form could not be eliminated
            |     without unreasonable effort or expense
            | (b) The subject annual report,  semi-annual  report,  transition report on Form 10-K,
      _X_   |     Form 20-F,  Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed
            |     on or before the fifteenth  calendar
                  day following the prescribed due date; or the subject
            |     quarterly  report or  transition  report on Form 10-Q or
                  subject  distribution report on
            |     Form 10-D,  or portion  thereof,  will be filed on or before the fifth calendar day following
            |     the    prescribed    due date; and
            | (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached
            |     if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant changed independent registered public accounting firms (Accountants) during the fiscal year ended March 31, 2006. During this same period, the registrant also made adjustments to the amount of income recognized with respect to certain privately issued securities held by the registrant for the fiscal periods ended March 2002 through March 2005. The prior and current Accountants disagree, and have been unable as yet to resolve their disagreement, on the treatment of this subject with respect to the registrant's Annual Report for the fiscal year ended March 31, 2006. The issue now resides with the Vice Chairmen of both Accountants to resolve the matter. Accordingly, registrant anticipates that the Form N-SAR will not be filed by May 30, 2006 (the sixtieth day after fiscal year end).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard A. Novak                                412         288-7045
(Name)                                          (Area Code) (Telephone Number)


(2)   Have all other periodic reports required under Section 13 or 15(d) of
the Securities Exchange Act of 1934       or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s)       Yes _X_   No ___


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(3)   Is it anticipated that any significant change in results of operations
from the corresponding period for the     last fiscal year will be reflected
by the earnings statements to be included in the subject report or portion
thereof?    Yes ___   No _X_

      If so, attach an explanation of the anticipated change, both
narratively and quantitatively, and, if   appropriate, state the reasons why
a reasonable estimate of the results cannot be made.

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    Federated Income Securities Trust on behalf of Federated Fund for U.S.
                            Government Securities
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 30, 2006

By   /s/Richard A. Novak
Richard A. Novak
Treasurer, Principal Financial Officer